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Variable Annuity Contract with Flexible Purchase Payments-Monthly annuity payments starting on Annuity Date. Payment as stated upon death before Annuity Date. Purchase payments payable during lifetime(s) of annuitant(s) until Annuity Date. Cash values reflect investment results.